EXHIBIT (a)(1)(9)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Class A Common Stock
of
dELiA*s Corp.
at
$0.928 Net per Share
by
Dodger Acquisition Corp.,
an indirect wholly owned subsidiary of
Alloy, Inc.

August 6, 2003

To holders of stock certificates issued by dELiA*s Inc. prior to November 20, 2000:

      We are sending you this letter in your capacity as a stockholder of dELiA*s Corp., a Delaware corporation (“dELiA*s”). As is more fully described in the enclosed documents, we are making an offer to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (“Shares”), of dELiA*s at $0.928 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 6, 2003, and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments and supplements thereto collectively constitute the “Offer”) enclosed herewith.

      On November 20, 2000, iTurf Inc. (“iTurf”) acquired dELiA*s Inc., a Delaware corporation (“Old dELiA*s”). In connection with that acquisition iTurf changed its name to dELiA*s Corp., and each holder of a share of Old dELiA*s common stock was issued 1.715 shares of dELiA*s Class A common stock. Following the acquisition, dELiA*s asked its shareholders to exchange their Old dELiA*s shares for dELiA*s stock certificates which reflect dELiA*s’ new name and the exchange ratio. The records of dELiA*s’ transfer agent indicate that you have not yet exchanged your certificates.

      If you still hold Old dELiA*s stock certificates, you may participate in the Offer by: (1) submitting your Old dELiA*s stock certificate(s) pursuant to the Offer; and (2) completing the enclosed Letter of Transmittal along with any other required documents as specified in the enclosed materials. Old dELiA*s stock certificates are easy to identify – they were issued prior to November 20, 2000 and they bear the name “dELiA*s Inc.”.

      Old dELiA*s certificates that are properly tendered to American Stock Transfer & Trust Company, as depositary (the “Depositary”), pursuant to the Offer will be reviewed by American Stock Transfer & Trust Company in its capacity as dELiA*s’ transfer agent following completion of the Offer, which will then, in its capacity as the Depositary, pay the $0.928 per share offered by us. For example, if you hold a certificate for 100 shares of Old dELiA*s, that certificate now represents 171 shares of dELiA*s. So, you would receive $15.86 for the shares (that is 171 shares multiplied by $0.928 per share).

      When completing the Letter of Transmittal, in the space requesting number of shares, please fill in the number of shares listed on your Old dELiA*s stock certificate, and the Depositary will make the proper exchange.

      While the Offer is fully explained in the enclosed materials, should you have any questions, you may call MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885 (Toll Free) or (212) 929-5500 (call collect).

Very truly yours,

DODGER ACQUISITION CORP.

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